UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

MobileIron, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

      60739U204

(CUSIP Number)

Rishi Bajaj

Managing Principal

Altai Capital Management, L.P.

4675 MacArthur Court, Suite 1500

Newport Beach, CA 92660

949-326-9612

With a copy to:

Marc Weingarten & Aneliya Crawford

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022
212-756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           November 4, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [☐].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60739U204	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,857,258 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,857,258 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,857,258 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.94%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 60739U204	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,857,258 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,857,258 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,857,258 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.94%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 60739U204	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,857,258 shares of Common Stock and 46,358 RSUs
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,857,258 shares of Common Stock and 46,358 RSUs
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,857,258 shares of Common Stock and 46,358 RSUs
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 60739U204	SCHEDULE 13D/A	Page 5 of 8 Pages

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Act, the undersigned hereby amend the Schedule 13D originally filed on October 4, 2017, the “Original Schedule 13D”), as amended by Amendment No. 1 filed on October 31, 2017 (“Amendment No. 1”), as amended by Amendment No. 2 filed on April 15, 2020 (“Amendment No. 2”) and with this Amendment No. 3 (“Amendment No. 3,” and together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of MobileIron, Inc., a Delaware corporation (the “Company” or the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3, 5 and 6 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons used approximately $7,788,853 (including brokerage commissions) in the aggregate to purchase the Common Stock for the account of Osprey. A total of approximately $14,738,327 (including brokerage commissions) in the aggregate was used to purchase the Common Stock held by the Separately Managed Accounts; approximately $13,311,717 (including brokerage commissions) of such Common Stock allocated to the Separately Managed Accounts was purchased prior to the Investment Manager being appointed as the investment manager of the Separately Managed Accounts.

The 46,358 RSUs reported herein are held directly by Mr. Bajaj and were issued in consideration for his services as a director.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a) – (c) of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 118,584,315 shares of Common Stock issued and outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the SEC on October 30, 2020, and assumes the exercise of the reported RSUs. For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, Investment Manager, IMGP and Mr. Bajaj may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Reporting Persons. Each of Investment Manager, IMGP and Mr. Bajaj disclaims beneficial ownership of such shares of Common Stock for all other purposes.

CUSIP No. 60739U204	SCHEDULE 13D/A	Page 6 of 8 Pages

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Other than as set forth herein, information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule 1 hereto and is incorporated herein by reference.

(e) November 6, 2020.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Mr. Bajaj has been granted 46,358 restricted stock units (“RSUs”) since the filing of Amendment No. 2. The 9,429 RSUs granted to Mr. Bajaj on April 14, 2020 vested fully in one installment on June 23, 2020. The 36,929 RSUs granted to Mr. Bajaj on June 23, 2020 will vest fully in one installment on June 23, 2021, subject to Mr. Bajaj’s continuous service as a director on such vesting date.

CUSIP No. 60739U204	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2020

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

/s/ Rishi Bajaj
Name: Rishi Bajaj

CUSIP No. 60739U204	SCHEDULE 13D/A	Page 8 of 8 Pages

SCHEDULE 1

Transactions of the Reporting Persons Effected

During the Past 60 Days

The following table sets forth all transactions in the Common Stock effected by each of the Reporting Persons in the past sixty days. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share includes commissions.

Investment Manager

Date	Security	Amount of Shares Bought (Sold)	Price per Share
10/30/2020	Common Stock	(508,173)	$7.0427
11/2/2020	Common Stock	(191,827)	$7.0300
11/2/2020	Common Stock	(95,203)	$7.0311
11/3/2020	Common Stock	(61,128)	$7.0300
11/4/2020	Common Stock	(863,233)	$7.0301
11/5/2020	Common Stock	(180,436)	$7.0303
11/5/2020	Common Stock	(87,518)	$7.0300
11/6/2020	Common Stock	(105,299)	$7.0206

All of the above transactions were effected on the open market.